SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

São Paulo – November 13, 2024 – Nu Holdings Ltd. (“Nu”, “Nu Holdings” or “the Company”) (NYSE: NU), one of the world’s largest digital banking platforms, today reported its unaudited results for the third quarter ended on September 30, 2024 (Q3'24). Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q3’24 Financial and Operating Results
Added 5.2 million new customers during the quarter, marking a year-over-year (YoY) increase of 20.7 million and reaching a total of 109.7 million customers. This growth further strengthens Nu’s position as one of the largest and fastest-growing digital financial services platforms worldwide, and is one of the largest financial institution in Latin America by customer count[1]. In Brazil, Nu has already become the institution with the largest number of active customers in credit operations[2].
Net Income increased to $553.4 million, from $303.0 million in Q3'23, while Adjusted Net Income increased to $592.2 million, from $355.6 million in Q3'23. Revenues were up 56% YoY on an FXN basis, setting a new record at $2.9 billion. Monthly Average Revenue per Active Customer (ARPAC) increased 25% YoY FXN, to $11.0.
Deposits expanded 60% YoY FXN to $28.3 billion, while funding cost increased to 89% of the blended interbank rates for the quarter, and a Loan-to-Deposit ratio (LDR) at 40%. Nu's total receivables from its credit card and lending portfolios increased 47% YoY and 8% QoQ FXN, respectively, totalling $20.9 billion, while its Interest-Earning Portfolio (IEP) expanded 81% FXN to $11.2 billion.

Nu's asset quality leading indicator, the 15-90 NPL ratio for the Brazil Consumer Credit Portfolio dropped 10 basis points (bp) sequentially to 4.4%[3] this quarter, while the 90+ NPL ratio increased to 7.2%[3], in line with expectations.

Risk-adjusted NIM reached 10.1%, reflecting an expansion of 110 bp from a year ago. 1: Source: Companies reports, BCB, Nu. 2: Source: BCB. 3: Data for Brazil only.

A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended September 30, 2024, 2023 and June 30, 2024. See definitions on page 16.

Summary of Consolidated Operating Metrics	Q3'24	Q3'23	Q2'24
CUSTOMER METRICS
Number of Customers (in millions)	109.7	89.1	104.5
Number of Customers growth (%)	23%	27%	25%
Active Customers (in millions)	91.7	73.8	87.2
Activity Rate	84%	83%	83%
CUSTOMER ACTIVITY METRICS
Purchase Volume (in $ billions)	30.9	29.0	31.3
Purchase Volume growth (%)	7%	37%	19%
Monthly Average Revenue per Active Customer (in $)	11.0	10.0	11.2
Monthly Average Cost to Serve per Active Customer (in $)	0.7	0.9	0.9
FX NEUTRAL
Purchase Volume (FX Neutral) (in $ billions)	30.9	25.5	30.1
Purchase Volume growth (%)	21%	28%	29%
Monthly Average Revenue per Active Customer (in $)	11.0	8.8	10.7
Monthly Average Cost to Serve per Active Customer (in $)	0.7	0.8	0.9
CUSTOMER BALANCES
Total portfolio - credit card and lending (in $ billions)	20.9	15.4	18.9
Portfolio growth (%)	36%	59%	28%
Deposits (in $ billions)	28.3	19.1	25.2
Deposits growth (%)	48%	36%	40%
Interest-Earning Portfolio (in $ billions)	11.2	6.7	9.8
Interest-Earning growth (%)	67%	91%	56%
FX NEUTRAL
Total portfolio - credit card and lending (in $ billions)	20.9	14.2	19.4
Portfolio growth (%)	47%	48%	49%
Deposits (in $ billions)	28.3	17.7	25.9
Deposits growth (%)	60%	26%	64%
Interest-Earning Portfolio (in $ billions)	11.2	6.2	10.1
Interest-Earning growth (%)	81%	77%	84%

Note 1: Adjusted CTS of $0.8 when adjusted for one-offs in the third quarter of 2024, mostly related to FX impacts on data and cloud costs that had been allocated under customer services and now were reallocated to G&A.

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Summary of Consolidated Financial Metrics	Q3'24	Q3'23	Q2'24
COMPANY FINANCIAL METRICS
Revenue (in $ millions)	2,943.2	2,136.8	2,848.7
Revenue growth (%)	38%	64%	52%
Gross Profit (in $ millions)	1,348.6	914.8	1,359.4
Gross Profit Margin (%)	46%	43%	48%
Credit Loss Allowance Expenses / Credit Portfolio (%)	3.7%	4.1%	4.0%
Net Income (in $ millions)	553.4	303.0	487.3
Adjusted Net Income (in $ millions)	592.2	355.6	562.5
FX NEUTRAL
Revenue (in $ millions)	2,943.2	1,881.9	2,733.7
Revenue growth (%)	56%	53%	65%
Gross Profit (in $ millions)	1,348.6	805.7	1,304.5
Net Income (in $ million)	553.4	266.9	467.6
Adjusted Net Income (in $ millions)	592.2	313.2	539.8

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Continued Growth of One of The World's Largest Digital Banking Platforms

Note 1: Adult population market share is calculated as the Nu’s Brazilian adult customers divided by the adult population of the country. Adult Population of the country is estimated from the 2023 Brazilian demographic census.

Note 2: Adult population is defined as 18+ years for Brazil.

Note 3: ‘Activity Rate’ is defined as monthly active customers divided by the total number of customers as of a specific date.

Note 4: For additional detail on calculations of Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations.

Note 5: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Note 6: ‘ROE’ stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations.

Source: IBGE, Nu.

Nu’s pace of customer growth continues to surpass expectations, reaching 110 million customers at quarter-end, up 56% from the 70 million two years ago. The activity rate also reached a new high of 84%. In Brazil, the customer base increased by 18% YoY to 98.8 million, accounting for 56% of the country’s adult population, with 60% of monthly active customers designating Nu as their primary banking account (PBA). Mexico also experienced strong growth, with 1.2 million net-adds over the quarter, bringing the total to 8.9 million customers and underscoring the effectiveness of Nu's strategy to enhance deposit yields in the country, which has accelerated growth and strengthened its position as Mexico’s leading digital financial platform. Additionally, Colombia reached a significant milestone of 2.0 million customers, sustaining the positive momentum from the launch of the Nu Cuenta product.

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Compounding Growth Showcasing Robust Cohort Performance

Nota 1: ‘LTM’ is the last twelve months for the period ended September 30, 2024. Source: Nu.

Nu’s flywheel effectively drives customer engagement, as evidenced by strong cohort performance on revenues. This consistent compound growth across all cohorts underpins Nu’s ability to cross-sell and upsell to customers.

Robust Deposit Franchise Fueled By Volume Growth and Cost of Deposits Aligned with Nu’s Strategy in New Geos

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Note 2: Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico (“TIIE”), Colombia (”IBR”) and Brazil (“CDI”).

Source: Nu, BCB, Banxico, Banrep.

During the quarter, deposits increased 60% YoY FXN, to $28.3 billion in Q3'24, while the funding cost reached 89% of the blended interbank rates of the countries in which we operate in the quarter. The loan-to-deposit ratio (LDR) was 40%, versus 39% in the previous quarter.

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Strong Performance for Both Credit Card and Lending Portfolios, with Lending Gaining More Relevance Over Time

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Note 2: All amounts are presented gross of provisions.

Source: Nu.

Total credit card and lending gross receivables increased 47% YoY FXN, reaching $20.9 billion in Q3'24 while the Interest Earning Portfolio (“IEP”) rose 81% YoY FXN, to $11.2 billion. Growth was mainly driven by sustained growth in credit card receivables, which were up 33% YoY FXN to $15.2 billion, and in lending, which increased 97% YoY FXN to $5.7 billion.

Nu's interest-earning installments remained steady at 28% of total credit card portfolio, aligning with expectations shared last quarter. While demand for PIX Financing products remains strong, Nu has intentionally slowed the pace of eligibility expansion to more closely monitor performance over the coming quarters. If the portfolio continues to perform well, Nu may resume growth in the near term. The focus is on gathering additional data to ensure credit models remain resilient. The demand for this product is very clear, and Nu is strategically managing supply to safeguard credit quality and maintain portfolio resilience.

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Sustained Revenue Growth Fueled by Customer Acquisition and ARPAC Expansion

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Note 2: ‘Average revenue per active customer’ or ‘ARPAC’ is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Source: Nu.

ARPAC increased 25% YoY FXN to $11.0 in Q3'24, while revenues reached a new record high of $2.9 billion, up 56% YoY FXN. The dynamics of ARPAC in this slide are affected by the acceleration of Nu's customer base in Mexico and, more recently, in Colombia. While deposits strategy in these new geos may attract customers who initially engage with the Cuenta product only, a product that generates relatively low ARPAC levels, Nu is very confident in the long-term results that this growth strategy is expected to yield for the Company, as seen in Brazil for almost a decade now.

Decreasing Cost to Serve Underscores Operating Leverage Potential

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Note 2: ‘Cost to serve’ is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Note 3: Q3’24 one-off adjustment was related to cloud service provider retroactive fixed FX correction relocated from Customer Service to G&A.

Source: Nu.

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Monthly Average Cost to Serve Per Active Customer was $0.7 in Q3'24, or $0.8 adjusted by one-offs explained next, remaining below the $1 level. On an FX-neutral basis, this represents a 2% year-over-year increase when adjusted for one-offs in Q3'24, mostly related to FX impacts on data and cloud costs that had been allocated under customer services and now were reallocated to G&A, as FX variations are unrelated to customer services and align better with general administrative expenses. During the same period, Nu’s ARPAC grew by 25%, highlighting the strong operating leverage of Nu’s business model.

Delinquency Ratios Tracking Expectations

Note 1: Includes both credit card and lending excluding SMEs (Small and Medium-sized Enterprises).

Note 2: ‘NPL’ is a non-performing loan.

Note 3: In Q2’22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days.

Note 4: Information presented for Brazil only.

Source: Nu, BCB.

Non-Performing Loans The decline of Nu's leading indicator, the NPL 15-90 observed during the second quarter of 2024, continued into this quarter, with NPLs decreasing by 10 basis points to 4.4%4. Meanwhile, the 90+ NPL ratio increased 20bp sequentially to 7.2%4, aligned with expectations. Recall that 90+ behaves as a stock rather than flow metric, in the sense that this quarter's 90+ houses inventory that was in 15-90 from one quarter ago all the way to three quarters ago. Thus to understand the movement in 90+ from last quarter to this quarter it's important to trace it back to the change in 15-90 from four quarters ago all the way to last quarter.

4: Data for Brazil only.

Comfortable Capital and Liquidity Positions

Note 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 8.75%, applicable to the conglomerate led by Nu Pagamentos S.A. as of September 2024, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity.

Note 2: ‘LDR’ stands for Loan to Deposit Ratio.

Source: Nu.

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Capital Nu has further strengthened its position standing as one of the best-capitalized players in the region. Its Capital Adequacy Ratios (CARs) are well-above the the regulatory minimums across countries of operations, even excluding the $2.4 billion excess liquidity held by Nu Holdings.

REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT

Revenue

Revenue increased 56% YoY FXN, to another record high of $2,943.2 million in Q3’24.

Revenue ($ million)	Q3'24	Q3'23
Interest Income and Gains (Losses) on Financial Instruments	2,473.8	1,732.7
Fee and Commission Income	469.4	404.1
Total	2,943.2	2,136.8
FX Neutral
Interest income and Gains (Losses) on Financial Instruments	2,473.8	1,526.0
Fee and Commission Income	469.4	355.9
Total	2,943.2	1,881.9

Interest Income and Gains on Financial Instruments increased 62% YoY FXN, reaching $2,473.8 million in Q3’24. This growth was mainly driven by two factors: (i) sustained high interest income from the consumer finance portfolio, generated from the ongoing expansion of credit cards and lending; and (ii) the credit mix, mainly related to the increase in installments with interest within the credit card portfolio. Fee and Commission Income in Q3'24 increased 32% YoY FXN to $469.4 million. This growth was mainly driven by the following increases: (i) interchange fees, supported by increased purchase volumes on credit and prepaid cards, reflecting ongoing growth of Nu's customer base and activity rates; and (ii) late fees also due to the overall growth of Nu's credit portfolio.

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Cost of Financial and Transactional Services Provided

Cost of Financial and Transactional Services Provided increased 48% YoY FXN to $1,594.6 million. In Q3’24, this cost accounted for 54% of revenues in the quarter, versus 57% in Q3'23, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ million)	Q3'24	Q3'23
Interest and Other Financial Expenses	(761.0)	(537.6)
Transactional Expenses	(59.5)	(56.8)
Credit Loss Allowance Expenses	(774.1)	(627.5)
Total	(1,594.6)	(1,221.9)
% of Revenue	54%	57%
FX Neutral
Interest and Other Financial Expenses	(761.0)	(473.6)
Transactional Expenses	(59.5)	(50.0)
Credit Loss Allowance Expenses	(774.1)	(552.6)
Total	(1,594.6)	(1,076.2)
% of Revenue	54%	57%

Interest and Other Financial Expenses increased as a result of: (i) higher interest expenses on retail deposits reflecting the expansion of Nu’s retail deposits balance, which reached $28.3 billion this quarter; and (ii) higher interest expenses over debt instruments and financing due the issuance of financial letters, repurchase agreements and interest related to new borrowings particularly derived from the expansion of operations in Mexico and Colombia.

Finally, similar to prior quarters, Credit Loss Allowance Expenses increased primarily driven by the growth of the credit portfolio, as Nu Holdings frontloads provisions based on the expected losses for the life of the credit in accordance with the IFRS 9 methodology.

Gross Profit

Gross Profit reached $1,348.6 million, up 67% YoY FXN while gross profit margin achieved 46% from 43% in Q3'23.

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OPERATING EXPENSES

Operating Expenses amounted to $624.8 million in Q3'24, increasing 41% YoY FXN, but declining three percentage points as a percentage of revenues, from 24% in Q3'23 to 21% this quarter.

Operating Expenses ($ million)	Q3'24	Q3'23
Customer Support and Operations	(135.2)	(127.3)
General and Administrative Expenses	(284.7)	(264.3)
Marketing Expenses	(99.8)	(46.5)
Other expenses	(105.1)	(65.2)
Total	(624.8)	(503.3)
% of Revenue	21%	24%
FX Neutral
Customer Support and Operations	(135.2)	(112.1)
General and Administrative Expenses	(284.7)	(232.8)
Marketing Expenses	(99.8)	(41.0)
Other Income (Expenses)	(105.1)	(57.4)
Total	(624.8)	(443.3)
% of Revenue	21%	24%

The absolute YoY growth in Operating Expenses was mainly driven by the following increases: (i) Marketing Expenses, which rose 143% FXN as Nu made investments to further solidify and build brand trust. Additionally, there were US$40 million in marketing expenses recorded in September, 2024, aimed at repositioning Nucoins within a new loyalty program developed for Nubank's customers; (ii) General and Administrative Expenses, which increased 22% FXN due to rising infrastructure and data processing costs, and higher salaries and associated benefits linked to the Company’s overall growth as well as US$8 million one-off expenses attributed to the impairment of certain capitalized intangible assets associated with the discontinuation of the liquidity pool feature for Nucoins5; and (iii) Other Income (Expenses) as a result of higher federal taxes due the increase of interest income.

5: The post-tax effects associated with the repositioning of Nucoins amounted to US$28.5 million as of Q3'24.

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Net Interest Income Expansion Driven by Growth of Interest Earning Portfolio

Note 1: ‘NII’ stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.

Note 2: ‘NIM’ stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities.

Note 3: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Source: Nu.

Net interest income, or NII, increased by 63% YoY FXN, reaching US$1.7 billion. Growth was driven by sustained expansion of Nu's credit card and lending portfolios, collectively boosting NII and net interest margin (NIM) on an annual basis. The slowdown in growth QoQ was mainly driven by the combination of three factors: (i) yields on the credit card portfolio declined reflecting an improved customer and product risk profile; (ii) lending yields declined as secured loans continue to grow; and (iii) funding costs in Mexico and Colombia continue pressured, in line with Nu’s yield strategy to quickly ramp-up deposit growth in new geos.

Risk-Adjusted NIM Performance Demonstrates Effective Pricing for Marginal Risk

Note 1: ‘CLA’ stands for Credit Loss Allowance Expenses.

Note 2: ‘Risk Adj. NIM’ stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through other comprehensive income; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; ix) Other financial assets at amortized cost; and x) Securities.

Note 3: The amount of CLA is related to the Credit Loss Allowance net of Recoveries.

Source: Nu.

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Credit loss allowance expenses increased to US$774.1 million this quarter, expanding 6% QoQ FXN. This increase was aligned with the growth pace of Nu’s credit portfolio and early delinquency performance.

Risk-Adjusted NIM reached 10.1% and decreased 90 bp in the quarter, as a result of the 140 bp decrease in NIM, which was partially offset by a 50 bp improvement in cost of risk. On a year-on-year basis, Risk-Adjusted NIM increased 110 bp, underscoring Nu’s focus on optimizing the lifetime value of customer relationship cohorts.

Strong Track Record of Driving Operating Leverage as Business Scales

Note 1: ‘NII’ stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.

Note 2: ‘F&C’ stands for Fee and Commission Income.

Note 3: ‘Costs’ include transactional costs and operating expenses.

Note 4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income.

Note 5: Q4’22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Source: Nu.

The efficiency ratio improved 60 bp QoQ and over 350 bp YoY reaching 31.4% in Q3'24.

Nu is poised to capitalize on the platform's operating leverage as it continues to expand its customer base, upsell and cross-sell products, introduce new features, and achieve profitability in the new markets of Mexico and Colombia, which are currently in their investment phases.

EARNINGS

Net Income

Nu continues to deliver higher profitability with Net Income increasing to $553.4 million in Q3'24, up from $303.0 million in Q3'23, highlighting the success of its strategy and business model.

Adjusted Net Income

Adjusted Net Income increased to $592.2 million in Q3'24, from $355.6 million in Q3'23. Adjusted Net Income is a non-IFRS measure calculated using profit (loss) adjusted for expenses related to Nu’s share-based compensation as well as the tax effects related to these items, among others. For more information, please see “Non-IFRS Financial Measures and Reconciliations".

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Conference Call
November 13, 2024
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Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

CDI (“Certificado de Depósito Interbancário”) - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX”) Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see “Non-IFRS Financial Measures and Reconciliations”.

IBR (“Indicador Bancario de Referencia”) - Colombian interbank deposit rate.

Interest-Earning Portfolio ("IEP")- consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

Loan-to-Deposit Ratio (“LDR”) - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC ("ARPAC")- is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

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Net Interest Income ("NII") - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin ("NIM") - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Non-Performing Loans ("NPL") - is defined as the non-performing loans balance (e.g. NPLs 15 to 90 days or 90+ days) divided by the total outstanding balance of consumer credit portfolio (i.e. excluding SMEs).

Nu Pagamentos - Nu Holdings’ subsidiary in Brazil.

Nu Financiera - Nu Holding’s subsidiary in Colombia.

Primary Banking Account ("PBA") - refers to Nu’s relationship with those customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

Risk-Adjusted Net Interest Margin ("Risk-adjusted NIM") - is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities.

SMEs - small and medium-sized enterprises.

TIIE (“Tasa de Interés Interbancaria de Equilibrio”) - Mexican interbank deposit rate.

Total Portfolio - is the addition of credit card exposures and lending to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

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This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in the Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 19, 2024. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this release, which are inherently uncertain. In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this release to “R$” refer to the Brazilian Real, the official currency of Brazil.

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This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

●	Adjusted Net Income is widely used by investors and securities analysts to measure a company’s operating
●	performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and
●	Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

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Adjusted Net Income Reconciliation
For the three-month period ended September 30, 2024 and 2023
(In millions of U.S. Dollars)

Nu Holdings (Consolidated)	As reported
	For the three months ended September 30,
Adjusted Net Income (US$ million)	2024	2023
Profit attributable to shareholders of the parent company	553.4	303.0
Share-based compensation	87.2	71.2
Allocated tax effects on share-based compensation	(30.4)	(20.5)
Hedge of the tax effects on share-based compensation	(18.0)	1.9
Adjusted Net Income for the period/year	592.2	355.6

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended September 30, 2023 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais/U.S. dollars exchange rate for the three months ended September 30, 2023 (R$4.9050 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended September 30, 2024 (R$5.5693 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended September 30, 2024.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended September 30, 2024 and 2023 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of September 30, 2024 (R$5.4500 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on September 30, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

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FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9157, MXN 17.0776 and COP 3,919.7314 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 4.9554, MXN 17.2133 and COP 3,915.9800 to US$ 1.00).

As of February 29, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9632, MXN 17.0855 and COP 3,930.5262 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9703, MXN 17.0542 and COP 3,926.0500 to US$ 1.00).

As of March 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9797, MXN 16.7634 and COP 3,901.2955 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0145, MXN 16.5586 and COP 3,859.4300 to US$ 1.00).

As of April 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.1267, MXN 16.7992 and COP 3,866.3541 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1936, MXN 17.1402 and COP 3,921.7400 to US$ 1.00).

As of May 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.1356, MXN 16.8084 and COP 3,866.1114 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2459, MXN 17.0119 and COP 3,868.1900 to US$ 1.00).

As of June 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.3968, MXN 18.2429 and COP 4,063.0875 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.5941, MXN 18.3183 and COP 4,148.6800 to US$ 1.00).

As of July 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.5439, MXN 18.1169 and COP 4,034.8926 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.6505, MXN 18.6170 and COP 4,064.4600 to US$ 1.00).

As of August 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.5539, MXN 19.1871 and COP 4,070.7200 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.6075, MXN 19.7282 and COP 4,177.5300 to US$ 1.00).

As of September 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.5408, MXN 19.6054 and COP 4,191.7043 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4500, MXN 19.6915 and COP 4,204.3400 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

21

Profit or Loss
For the three-month period ended September 30, 2024 and 2023
(In thousands of U.S. Dollars)

	09/30/2024	09/30/2023

Interest income and gains (losses) on financial instruments	2,473,807	1,732,699
Fee and commission income	469,381	404,059
Total revenue	2,943,188	2,136,758
Interest and other financial expenses	(760,959)	(537,649)
Transactional expenses	(59,454)	(56,774)
Credit loss allowance expenses	(774,144)	(627,506)
Total cost of financial and transactional services provided	(1,594,557)	(1,221,929)
Gross profit	1,348,631	914,829

Operating expenses
Customer support and operations	(135,196)	(127,295)
General and administrative expenses	(284,706)	(264,264)
Marketing expenses	(99,818)	(46,483)
Other income (expenses)	(105,121)	(65,242)
Total operating expenses	(624,841)	(503,284)

Profit before income taxes	723,790	411,545

Income taxes
Current taxes	(335,468)	(307,248)
Deferred taxes	165,064	198,739
Total income taxes	(170,404)	(108,509)

Profit for the period	553,386	303,036
Earnings per share – Basic	0.1153	0.0638
Earnings per share – Diluted	0.1132	0.0624
Weighted average number of outstanding shares – Basic (in thousands of shares)	4,797,673	4,752,303
Weighted average number of outstanding shares – Diluted (in thousands of shares)	4,889,409	4,856,845

22

Financial Position
As of September 30, 2024 and December 31, 2023
(In thousands of U.S. Dollars)

	09/30/2024	12/31/2023

Assets
Cash and cash equivalents	7,645,754	5,923,440
Financial assets at fair value through profit or loss	314,885	389,875
Securities	119,281	368,574
Derivative financial instruments	195,272	20,981
Collateral for credit card operations	332	320
Financial assets at fair value through other comprehensive income	11,019,200	8,805,745
Securities	11,019,200	8,805,745
Financial assets at amortized cost	26,240,578	24,988,919
Credit card receivables	12,689,210	12,414,133
Loans to customers	4,939,376	3,202,334
Compulsory and other deposits at central banks	6,800,215	7,447,483
Other receivables	971,286	1,689,030
Other financial assets	180,827	131,519
Securities	659,664	104,420
Other assets	667,126	936,209
Deferred tax assets	1,898,399	1,537,835
Right-of-use assets	23,606	30,459
Property, plant and equipment	29,873	39,294
Intangible assets	357,640	295,881
Goodwill	440,789	397,538
Total assets	48,637,850	43,345,195

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	09/30/2024	12/31/2023

Liabilities
Financial liabilities at fair value through profit or loss	624,468	242,615
Derivative financial instruments	142,105	28,173
Instruments eligible as capital	-	3,988
Repurchase agreements	482,363	210,454
Financial liabilities at amortized cost	38,374,202	34,582,759
Deposits	28,319,121	23,691,130
Payables to network	8,556,150	9,755,285
Borrowings and financing	1,498,931	1,136,344
Salaries, allowances and social security contributions	222,529	166,876
Tax liabilities	948,536	1,300,845
Lease liabilities	29,871	36,942
Provision for lawsuits and administrative proceedings	21,716	8,082
Deferred income	71,349	68,360
Other liabilities	700,831	532,331
Total liabilities	40,993,502	36,938,810

Equity
Share capital	84	84
Share premium reserve	5,045,986	4,972,922
Accumulated gains	2,847,553	1,276,949
Other comprehensive income (loss)	(249,275)	156,430
Total equity	7,644,348	6,406,385
Total liabilities and equity	48,637,850	43,345,195

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Cash Flows
For the six-month period ended September 30, 2024 and 2023
(In thousands of U.S. Dollars)

	09/30/2024	09/30/2023

Cash flows from operating activities
Reconciliation of profit to net cash flows from operating activities:
Profit for the period	1,419,472	669,653
Adjustments:
Depreciation and amortization	56,067	46,350
Credit loss allowance expenses	2,569,667	1,784,854
Deferred income taxes	(566,243)	(466,685)
Provision for lawsuits and administrative proceedings	15,079	3,470
Unrealized losses on other investments	-	21,720
Unrealized (gains) losses on financial instruments	(65,315)	42,995
Interest accrued	147,924	68,843
Share-based compensation	224,766	168,970
Others	5,690	14,025
	3,807,107	2,354,195

Changes in operating assets and liabilities:
Securities	(2,626,719)	1,279,337
Compulsory deposits and others at central banks	672,489	(3,087,936)
Credit card receivables	(2,800,856)	(5,060,879)
Other assets	223,682	33,994
Loans to customers	(3,529,963)	(2,453,595)
Other receivables	746,405	(1,086,236)
Deposits	4,808,325	3,326,450
Payables to network	(1,266,302)	943,798
Deferred income	3,105	19,649
Other liabilities	701,421	632,384
Interest paid	(87,840)	(64,962)
Income tax paid	(1,144,831)	(532,231)
Interest received	1,522,924	2,255,730
Cash flows generated from operating activities	1,028,947	(1,440,302)

25

	09/30/2024	09/30/2023
Cash flows from investing activities
Acquisition (disposal) of property, plant and equipment	2,307	(15,453)
Acquisition (disposal) and development of intangible assets	(79,377)	(130,683)
Acquisition of subsidiary, net of cash acquired	(5,637)	-
Cash flow used in investing activities	(82,707)	(146,136)

Cash flows from financing activities
Proceeds from borrowings and financing	988,295	459,154
Payments of borrowings and financing	(580,642)	(46,339)
Lease payments	(5,209)	(5,535)
Exercise of stock options	3,848	8,041
Cash flows generated from financing activities	406,292	415,321
Change in cash and cash equivalents	1,352,532	(1,171,117)

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	5,923,440	4,172,316
Foreign exchange rate changes on cash and cash equivalents	369,782	212,428
Cash and cash equivalents - end of the period	7,645,754	3,213,627
Increase in cash and cash equivalents	1,352,532	(1,171,117)

26

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

Nu Holdings LTD.
NYSE: NU

investors.nu

About Nu Holdings Ltd.

Nu is one of the world’s largest digital financial services platforms, serving more than 109 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit www.nubank.com.br.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  November 13, 2024